UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-190866-05

California Republic Auto Receivables Trust 2014-3

(Exact name of registrant as specified in its charter)

c/o California Republic Funding, LLC

18400 Von Karman Avenue, Suite 1100

Irvine, California 92612

(949) 270-9700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

0.22000%	Class A-1 Asset Backed Notes
0.63%	Class A-2 Asset Backed Notes
1.09%	Class A-3 Asset Backed Notes
1.79%	Class A-4 Asset Backed Notes
2.66%	Class B Asset Backed Notes
3.61%	Class C Asset Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h 3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐	Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 California Republic Auto Receivables Trust 2014-3 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 30, 2019	By:	California Republic Funding, LLC, as Depositor

		By:	/s/ John DeCero
John DeCero Chief Executive Officer